June 17, 2013

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Attn:	Mr. Daniel L. Gordon – Branch Chief

Re:	BRE Properties, Inc. (the “Company”) Form 10-K for the year ended December 31, 2012 Filed February 15, 2013 File No. 1-14306

Dear Mr. Gordon:

Please find below our response to the comment letter dated June 11, 2013. Capitalized terms used herein and not defined have the same meaning as defined in the Notes to Consolidated Financial Statements of the Company’s Annual Report on Form 10-K for the year ended December 31, 2012.

Form 10-K for the year ended December 31, 2012

Item 2. Communities, page 20

1. We note that your net operating income non-GAAP measure includes an add back of other expenses. It appears that this amount is a non-cash impairment charge during 2012. In future filings please identify this expense as an impairment charge instead of as other expenses.

The Company confirms that in future filings it will identify the non-cash impairment charge for 2012 which was previously disclosed on page 20 in other expenses on the reconciliation of net income available to common shareholders to NOI.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Real estate expenses, page 31

2. To the extent such fluctuations are material in future periods, please provide an explanation of the changes in same-store real estate expenses for the periods compared.

The Company confirms that in future filings it will provide explanations for the changes in same-store real estate expenses to the extent such fluctuations are material.

Non-GAAP financial measure reconciliations and definitions, page 35

3. In future filings please include a statement disclosing the reasons why the registrant’s management believes that presentation of core funds from operations provides useful information to investors regarding the registrant’s financial condition and results of operations. In your disclosure discuss why the impairment charge is excluded from core FFO and not FFO. For reference see Item 10(e) of Regulation S-K.

The Company’s management considers FFO and Core FFO to be key performance indicators. In future filings we will disclose the reasons why management believes the presentation of FFO and Core FFO are useful to investors and why impairment charges are excluded from Core FFO.

Liquidity and Capital Resources, page 37

4. We note the chart on page 37 that details your capital expenditures between new development, rehab expenditures and capital expenditures. In future filings please include disclosure with this table that discloses the total amount of soft costs capitalized by year for costs such as interest and payroll. We realize that interest and payroll capitalized is shown elsewhere in the 10-K but we believe it would be helpful to a user of the financial statements to have all of this information included with the chart of capitalized expenditures.

The Company confirms that in future filings it will include an additional table detailing the portion of its total capitalized costs that are considered soft costs such as interest and payroll.

Contractual Obligations, page 39

5. In future filings, please revise your tabular presentation of contractual obligations to include your interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation below the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. Regardless of whether you decide to include interest payments in the table or in textual discussion below the table, you should provide appropriate disclosure with respect to your assumptions of your estimated variable rate interest payments.

The Company confirms that in future filings it will revise its tabular presentation of contractual obligations to include interest commitments and add disclosure regarding the assumptions used to estimate future variable rate interest payments. The Company notes that as of December 31, 2012 there was no variable rate debt outstanding.

Item 10. Directors and Executive Officers of the Registrant, page 49

6. You indicate that “this Item” is incorporated by reference “to” your proxy statement. If you are incorporating Items 405, 406, 407(c)(3), 407(d)(4) and 407(d)(5) of Regulation S-K from your proxy statement, please indicate so in future periodic reports, as applicable.

The Company confirms that in future filings it will indicate its incorporation by reference of Items 405, 406, 407(c)(3), 407(d)(4) and 407(d)(5) of Regulation S-K from its proxy statement, where applicable.

Item 13. Certain Relationships and Related Transactions, page 51

7. You indicate that “this Item” is incorporated by reference from your proxy statement under the heading “Certain Relationships and Related Transactions.” In future periodic reports, please also identify the section of your proxy statement that provides the disclosure required by Item 407(a) of Regulation S-K.

The Company confirms that in future filings it will also identify the section of its proxy statement that provides the disclosure required by Item 407(a) of Regulation S-K.

2. Summary of Significant Accounting Policies

Reportable Segments, page 67

8. We note that you define stabilized communities as communities that have reached at least 93% occupancy. Please tell us how you define a community that has previously reached 93% occupancy, but later drops below 93% occupancy and is not going through a redevelopment.

The Company notes that communities that have reached occupancy of at least 93% are considered stabilized. From the Company’s experience, communities generally do not experience occupancy below 93% for sustained periods of time unless they are undergoing redevelopment. If a community is considered same-store (with stabilized occupancy and two comparable calendar year periods) and the community’s occupancy temporarily falls below 93%, the Company continues to define the community as a same-store community. The Company sets the same-store pool at the beginning of each year. The Company generally does not move a community out of the same-store pool during the year unless it becomes classified as held for sale or a redevelopment is commenced that: 1) would cause the community’s occupancy to fall below 93% for a sustained period; and 2) the proposed redevelopment of the community had not been formally scheduled at the beginning of the year when the same-store pool was established.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments with respect to the foregoing, please do not hesitate to contact any of the undersigned at 415-445-6530.

Sincerely,
BRE Properties, Inc.

/s/ John A. Schissel
John A. Schissel
Executive Vice President and Chief Financial Officer

cc:	Lee Dutra, Ernst & Young LLP William Cernius, Latham & Watkins LLP